Exhibit 99.2

NICE inContact CXone Wins 2018 Stratus Award for Cloud Computing
in Enterprise Software as a Service

CXone helps global organizations win in today’s customer experience economy by powering exceptional experiences for customers and employees

Salt Lake City, October 4, 2018 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced that The Business Intelligence Group has awarded NICE inContact a 2018 Stratus Award. NICE inContact, which has seen tremendous momentum in both enterprise adoption and global expansion, was recognized in the Enterprise: Software as a Service category for CXone, a unified cloud platform that enables companies to transform customer experience gains into revenue growth by better attracting, engaging and retaining customers.

NICE inContact CXone, the world’s #1 cloud customer experience platform, helps organizations be first in their industry by powering exceptional experiences for customers and employees. CXone is the first and only platform unifying best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations.

“NICE inContact is clearly ahead of the pack helping to drive practical innovations in the cloud,” said Maria Jimenez, Chief Nominations Officer of Business Intelligence Group. “The cloud is now part of all of our daily lives and the staff and volunteer judges are pleased to shed a little light on these innovative services, organizations and executives.”
CXone is a complete offering that allows customers to reliably move to the cloud via proven, enterprise class software. The added advantage of agility ensures customers can adapt, enhance or change the capacity of resources when required. With its Open Cloud Foundation, CXone powers rapid innovation via open APIs, leading scalability and reliability, with 99.99 percent uptime guaranteed, and carrier-grade connectivity with guaranteed voice quality.

“To win in today’s customer experience economy, businesses need a modern cloud infrastructure that delivers agility, scalability, cost-efficiency and flexibility,” said Paul Jarman, CEO of NICE inContact. “Earning a 2018 Stratus Award is additional validation for how our CXone cloud platform is enabling customers to transform customer experience and drive revenue growth. With accelerated adoption of the cloud by companies of all sizes and global expansion, we’re seeing very strong growth, and this award demonstrates our commitment to helping organizations achieve their business goals.”

In addition to this award from Business Intelligence Group, a series of accolades highlights NICE inContact’s commitment to helping customers and partners of all sizes achieve their goals with CXone. Recognition includes a Gold Stevie® Award for the New Product or Service of the Year - Software - Relationship Management Solution category. NICE inContact CXone also ranked first overall in The Contact Center in the Cloud Value Index, 2018 Vendor and Product Assessment from Ventana Research. Additionally, NICE inContact has earned recognition as a market leader by industry analyst firms Gartner, Ovum, Frost & Sullivan and DMG. NICE inContact was placed in the leader quadrant in the 2017 Gartner Cloud Contact Center as a Service (CCaaS) Magic Quadrant and has been named a Leader every year since this Magic Quadrant’s inception in 2015.

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by Gartner, Forrester, Ovum, IDC, Frost & Sullivan, DMG, and Ventana. www.niceincontact.com

NICE inContact is part of NICE (Nasdaq: NICE), the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

About Business Intelligence Group
The Business Intelligence Group was founded with the mission of recognizing true talent and superior performance in the business world. Unlike other industry and business award programs, business executives—those with experience and knowledge—judge the programs. The organization’s proprietary and unique scoring system selectively measures performance across multiple business domains and then rewards those companies whose achievements stand above those of their peers.